Exhibit 99.1

China New Borun Expands Senior Management Team

Beijing, China, February 6, 2012 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announces that the Company has promoted Ms. Bing Yu (Ann) to Chief Strategy Officer from her current position as Chief Financial Officer and Mr. Yuanqin Chen (Terence) to Chief Financial Officer from his current position as Vice President for Finance, effective immediately.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented, “I’m very pleased that Borun is off to a good start in 2012 with our previously-announced strong pre-sales contract wins, and these well-deserved promotions will enable Borun to continue not only our solid execution track record but also further expand our market position. We are glad to welcome Terence to our senior management team as CFO, as this will allow Ann to spend more time working with me on strategic initiatives. Since joining Borun, Terence has quickly proven to me and the organization his accounting and finance expertise, as well as strong leadership ability and work ethic. Working closely with Ann Yu over the last several quarters, he demonstrated solid knowledge of our industry, business practices, and corporate culture. I expect Terence will have a smooth transition into his new role and look forward to his contributions to our growth and overall success, as we continue to steadily march towards our goal of becoming China’s largest corn-based edible alcohol producer.”

Mr. Terence Chen has served as Borun’s Vice-President for Finance and Financial Reporting since August 2010. Prior to that, Mr. Chen worked at KPMG Huazhen in Shanghai, from July 2006 to August 2010, where he performed statutory and Sarbanes-Oxley-Act-related internal control audit, annual audit and reporting, and audit for initial public offerings for various companies listed on the New York Stock Exchange, Hong Kong Stock Exchange, and Shanghai Stock Exchange. Mr. Chen earned a Bachelor’s degree in Business Administration from Shanghai International Studies University and a Bachelor’s degree in Economics from Fudan University in China.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Three Part Advisors, LLC

John Palizza

Phone: +1-888-870-0798

Email: jpalizza@threepa.com